

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Joseph Cammarata
Chief Executive Officer
Investview, Inc.
234 Industrial Way West, Ste. A202
Eatontown, New Jersey 07724

>   **Re: Investview, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 16, 2020**
>   **File No. 333-239880**

Dear Mr. Cammarata:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services